Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact:

Linda Chien

Investor Relations

51job, Inc.

+86-21-6879-6250

ir@51job.com

51job, Inc. Reports Fourth Quarter and Fiscal Year 2017 Financial Results

SHANGHAI, March 1, 2018 – 51job, Inc. (Nasdaq: JOBS) (“51job” or the “Company”), a leading provider of integrated human resource services in China, announced today its unaudited financial results for the fourth quarter and fiscal year of 2017 ended December 31, 2017.

Fourth Quarter 2017 Financial Highlights:

•	Total revenues increased 25.6% over Q4 2016 to RMB872.1 million (US$134.0 million), exceeding the Company’s guidance range

•	Online recruitment services revenues increased 22.6% over Q4 2016 to RMB519.4 million (US$79.8 million)

•	Other human resource related revenues increased 30.4% over Q4 2016 to RMB352.7 million (US$54.2 million)

•	Gross margin increased to 73.3% compared with 70.8% in Q4 2016

•	Income from operations increased 51.3% over Q4 2016 to RMB317.3 million (US$48.8 million)

•	Fully diluted earnings per share were RMB4.42 (US$0.68)

•	Excluding share-based compensation expense, gain from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect of these items, non-GAAP adjusted fully diluted earnings per share were RMB5.01 (US$0.77), exceeding the Company’s guidance range

Fiscal Year 2017 Financial Highlights:

•	Total revenues increased 21.4% over 2016 to RMB2,881.2 million (US$442.8 million)

•	Gross margin increased to 73.2% compared with 71.6% in 2016

•	Income from operations increased 42.3% over 2016 to RMB870.8 million (US$133.8 million)

•	Fully diluted earnings per share were RMB6.08 (US$0.93)

•	Excluding share-based compensation expense, gain from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect of these items, non-GAAP adjusted fully diluted earnings per share were RMB15.16 (US$2.33)

•	Cash and short-term investments totaled RMB7,132.0 million (US$1,096.2 million) as of December 31, 2017

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2017 Financial Results

March 1, 2018

Commenting on the results, Rick Yan, President and Chief Executive Officer of 51job, said, “We are very pleased to deliver robust fourth quarter results that cap off a memorable 2017 highlighted by terrific sales execution and productivity. Our online business maintained solid growth, which was again realized through not only new employer additions but also increased spending by existing employers. The other HR services area outperformed on the back of our strengthened cross-promotion efforts that drove meaningful improvement in customer understanding and uptake of these services. For 2018, we will continue to develop, acquire and integrate more product offerings across the entire HR value chain. As 51job celebrates its 20th anniversary, we are more committed than ever to serving Chinese employers and job seekers with high quality, innovative and comprehensive solutions that address all of their recruitment and talent management needs.”

Fourth Quarter 2017 Unaudited Financial Results

Total revenues for the fourth quarter ended December 31, 2017 were RMB872.1 million (US$134.0 million), an increase of 25.6% from RMB694.2 million for the same quarter in 2016.

Online recruitment services revenues for the fourth quarter of 2017 were RMB519.4 million (US$79.8 million), representing a 22.6% increase from RMB423.8 million for the same quarter of the prior year. The growth was driven by higher revenue per unique employer as well as an increase in the number of unique employers utilizing the Company’s online services. Average revenue per unique employer increased 11.5% in the fourth quarter of 2017 as compared with the same quarter in 2016 due to successful up-selling efforts that resulted in the purchase of multiple and/or higher value online products and services by customers. The number of unique employers increased 10.0% to 370,746 in the fourth quarter of 2017 compared with 337,104 in the same quarter of the prior year due to new customer acquisition.

Other human resource related revenues for the fourth quarter of 2017 increased 30.4% to RMB352.7 million (US$54.2 million) from RMB270.4 million in the same quarter in 2016. The increase was primarily due to greater usage and growth of seasonal campus recruitment, business process outsourcing, training and assessment services.

Gross profit for the fourth quarter of 2017 increased 30.1% to RMB633.0 million (US$97.3 million) from RMB486.6 million for the same quarter of the prior year. Gross margin, which is gross profit as a percentage of net revenues, increased to 73.3% in the fourth quarter of 2017 compared with 70.8% in the same quarter in 2016 due to economies of scale and operating efficiency.

Operating expenses for the fourth quarter of 2017 increased 14.1% to RMB315.7 million (US$48.5 million) from RMB276.8 million for the same quarter in 2016. Sales and marketing expenses for the fourth quarter of 2017 increased 17.9% to RMB239.6 million (US$36.8 million) from RMB203.3 million for the same quarter of the prior year primarily due to higher employee compensation expenses, headcount additions and greater advertising expenses. General and administrative expenses for the fourth quarter of 2017 increased 3.5% to RMB76.1 million (US$11.7 million) from RMB73.6 million for the same quarter of the prior year primarily due to higher employee compensation expenses.

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2017 Financial Results

March 1, 2018

Income from operations for the fourth quarter of 2017 increased 51.3% to RMB317.3 million (US$48.8 million) from RMB209.7 million for the fourth quarter of 2016. Operating margin, which is income from operations as a percentage of net revenues, was 36.8% in the fourth quarter of 2017 compared with 30.5% for the same quarter in 2016. Excluding share-based compensation expense, operating margin would have been 39.2% in the fourth quarter of 2017 compared with 33.5% for the same quarter in 2016.

The Company recognized a gain from foreign currency translation of RMB7.7 million (US$1.2 million) in the fourth quarter of 2017 compared with RMB1.6 million in the fourth quarter of 2016 primarily due to the impact of the change in exchange rate between the Renminbi and the U.S. dollar on the Company’s U.S. dollar cash deposits and U.S. dollar-denominated convertible senior notes issued in 2014.

In the fourth quarter of 2017, the Company recognized a mark-to-market, non-cash loss of RMB4.8 million (US$0.7 million) associated with a change in fair value of convertible senior notes compared with a gain of RMB4.1 million in the fourth quarter of 2016.

Other income in the fourth quarter of 2017 included local government financial subsidies of RMB11.5 million (US$1.8 million) compared with RMB9.8 million in the fourth quarter of 2016.

Net income attributable to 51job for the fourth quarter of 2017 was RMB305.4 million (US$46.9 million) compared with RMB203.4 million for the same quarter in 2016. Fully diluted earnings per share for the fourth quarter of 2017 were RMB4.42 (US$0.68) compared with RMB3.45 for the same quarter in 2016.

In the fourth quarter of 2017, total share-based compensation expense was RMB21.1 million (US$3.2 million) compared with RMB20.1 million in the fourth quarter of 2016.

Excluding share-based compensation expense, gain from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect of these items, non-GAAP adjusted net income attributable to 51job for the fourth quarter of 2017 increased 48.4% to RMB323.4 million (US$49.7 million) compared with RMB217.9 million for the fourth quarter of 2016. Non-GAAP adjusted fully diluted earnings per share were RMB5.01 (US$0.77) in the fourth quarter of 2017 compared with RMB3.61 in the fourth quarter of 2016.

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2017 Financial Results

March 1, 2018

Fiscal Year 2017 Unaudited Financial Results

Total revenues in 2017 were RMB2,881.2 million (US$442.8 million), an increase of 21.4% from RMB2,372.7 million in 2016.

Online recruitment services revenues in 2017 were RMB1,871.7 million (US$287.7 million), representing a 21.0% increase from RMB1,547.1 million in 2016. Unique employers using the Company’s online recruitment services grew 12.7% to 519,257 in 2017 from 460,811 in 2016. An employer who purchases online services multiple times or in multiple quarters throughout the fiscal year is counted as one unique employer for the annual total. Although the pricing of like-for-like services was generally similar in 2016 and 2017, average revenue per unique employer increased 7.4% in 2017 primarily due to successful up-selling efforts that resulted in greater spending by customers.

Other human resource related revenues in 2017 grew 22.3% to RMB1,009.5 million (US$155.2 million) from RMB825.6 million in 2016.

Income from operations in 2017 increased 42.3% to RMB870.8 million (US$133.8 million) from RMB611.8 million in 2016.

In 2017, the Company recognized a mark-to-market, non-cash loss of RMB496.2 million (US$76.3 million) associated with a change in fair value of convertible senior notes compared with RMB69.4 million in 2016. The large non-cash loss in 2017 was a result of the significant increase in the price of the Company’s American Depositary Shares traded on the Nasdaq Global Select Market in 2017 and its corresponding effect on the fair value of the convertible senior notes.

Net income attributable to 51job in 2017 was RMB371.9 million (US$57.2 million) compared with RMB566.0 million in 2016. Fully diluted earnings per share in 2017 were RMB6.08 (US$0.93) compared with RMB9.68 in 2016.

Excluding share-based compensation expense, gain from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect of these items, non-GAAP adjusted net income attributable to 51job in 2017 increased 31.8% to RMB950.3 million (US$146.1 million) from RMB721.2 million in 2016. Non-GAAP adjusted fully diluted earnings per share were RMB15.16 (US$2.33) in 2017 compared with RMB12.13 in 2016.

As of December 31, 2017, cash and short-term investments totaled RMB7,132.0 million (US$1,096.2 million) compared with RMB6,080.4 million as of December 31, 2016.

Business Outlook

Based on current market conditions and factoring in seasonality related to the late Chinese New Year holiday in 2018, the Company’s total revenues target for the first quarter of 2018 is in the estimated range of RMB755 million to RMB785 million (US$116.0 million to US$120.7 million).

Guidance for earnings per share is provided on a non-GAAP basis due to the inherent difficulty in forecasting the future impact of certain items, such as gain/loss from foreign currency translation and change in fair value of convertible senior notes. The Company is not able to provide a reconciliation of these non-GAAP items to expected reported GAAP earnings per share, without unreasonable efforts, due to the unknown effect and potential significance of such future impact and changes. Excluding share-based compensation expense, any gain or loss from foreign currency translation, and any mark-to-market gain or loss associated with a change in fair value of convertible senior notes, as well as the related tax effect of these items, the Company’s non-GAAP fully diluted earnings target for the first quarter of 2018 is in the estimated range of RMB2.80 to RMB3.10 (US$0.43 to US$0.48) per share. The Company expects total share-based compensation expense in the first quarter of 2018 to be in the estimated range of RMB23 million to RMB24 million (US$3.5 million to US$3.7 million).

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2017 Financial Results

March 1, 2018

Recent Transaction

In September 2017, the Company announced that it had entered into an agreement to become the majority shareholder in Lagou Information Limited (“Lagou”). The transaction was completed in December 2017, and the purchase price was US$118.9 million, funded by the Company’s existing cash resources. Although Lagou has been consolidated into the Company’s financial statements as of December 31, 2017, the acquisition date was just before year end, and therefore, there was immaterial contribution from Lagou to the Company’s consolidated statement of operations and comprehensive income for the year ended December 31, 2017.

Currency Convenience Translation

For the convenience of readers, certain Renminbi amounts have been translated into U.S. dollars at the rate of RMB6.5063 to US$1.00, the noon buying rate on December 29, 2017 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

Conference Call Information

The Company’s management will hold a conference call at 8:00 p.m. Eastern Time on March 1, 2018 (9:00 a.m. Beijing / Hong Kong time zone on March 2, 2018) to discuss its fourth quarter and fiscal year 2017 financial results, operating performance and business outlook. To dial in to the call, please use the following telephone numbers:

US: +1-888-346-8982

International: +1-412-902-4272

Hong Kong: 800-905945

China: 4001-201203

Conference ID: 51job

The call will also be available live and on replay through 51job’s investor relations website, http://ir.51job.com.

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2017 Financial Results

March 1, 2018

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), 51job uses non-GAAP financial measures of income before income tax expense, income tax expense, adjusted net income, adjusted net income attributable to 51job and adjusted earnings per share, which are adjusted from results based on GAAP to exclude share-based compensation expense, gain from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect of these items. The Company believes excluding share-based compensation expense and its related tax effect from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company believes excluding gain from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect, from its non-GAAP financial measures is useful for its management and investors as such translation or mark-to-market gain/loss is not indicative of the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings. 51job also believes these non-GAAP financial measures excluding share-based compensation expense, gain from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect of these items, are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

About 51job

Founded in 1998, 51job is a leading provider of integrated human resource services in China. With a comprehensive suite of HR solutions, 51job meets the needs of enterprises and job seekers through the entire talent management cycle, from initial recruitment to employee retention and career development. The Company’s main online recruitment platforms (http://www.51job.com, http://www.yingjiesheng.com, http://www.51jingying.com, and http://www.lagou.com), as well as mobile applications, connect millions of people with employment opportunities every day. 51job also provides a number of other value-added HR services, including business process outsourcing, training, professional assessment, executive search and compensation analysis. 51job has a call center in Wuhan and a nationwide sales office network spanning 25 cities across China.

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2017 Financial Results

March 1, 2018

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," “targets, "confident" and similar statements. Among other things, statements that are not historical facts, including statements about 51job’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as 51job’s strategic and operational plans, are or contain forward-looking statements. 51job may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. All forward-looking statements are based upon management’s expectations at the time of the statements and involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: execution of 51job’s strategies and business plans; behavioral and operational changes of enterprises in meeting their human resource needs as they respond to evolving social, political, regulatory and financial conditions in China; introduction by competitors of new or enhanced products or services; price competition in the market for the various human resource services that 51job provides in China; acceptance of new products and services developed or introduced by 51job outside of the human resources industry; risks related to acquisitions or investments 51job has made or will make in the future; accounting adjustments that may occur during the quarterly or annual close or auditing process; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; and fluctuations in general economic and business conditions in China. Further information regarding these and other risks are included in 51job’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release and based on assumptions that 51job believes to be reasonable as of this date, and 51job undertakes no obligation to update any forward-looking statement, except as required under applicable law.

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2017 Financial Results

March 1, 2018

51job, Inc.

Consolidated Statements of Operations and Comprehensive Income

	For the Three Months Ended
	December 31, 2016	December 31, 2017	December 31, 2017
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

Revenues:
Online recruitment services	423,760	519,443	79,837
Other human resource related revenues	270,392	352,663	54,203

Total revenues	694,152	872,106	134,040
Less: Government surcharges	(7,154)	(9,054)	(1,392)

Net revenues	686,998	863,052	132,648
Cost of services (Note 2)	(200,447)	(230,076)	(35,362)

Gross profit	486,551	632,976	97,286

Operating expenses:
Sales and marketing (Note 3)	(203,266)	(239,621)	(36,829)
General and administrative (Note 4)	(73,550)	(76,093)	(11,695)

Total operating expenses	(276,816)	(315,714)	(48,524)

Income from operations	209,735	317,262	48,762

Gain from foreign currency translation	1,564	7,675	1,180
Interest and investment income, net	13,625	20,905	3,213
Change in fair value of convertible senior notes	4,096	(4,765)	(732)
Other income, net	8,928	11,265	1,731

Income before income tax expense	237,948	352,342	54,154
Income tax expense	(34,635)	(46,877)	(7,205)

Net income	203,313	305,465	46,949
Net loss (income) attributable to non-controlling interests	118	(108)	(17)

Net income attributable to 51job, Inc.	203,431	305,357	46,932

Net income	203,313	305,465	46,949
Other comprehensive income	29,457	102,084	15,690

Total comprehensive income	232,770	407,549	62,639

Earnings per share:
Basic	3.47	5.02	0.77
Diluted (Note 5)	3.45	4.42	0.68

Weighted average number of common shares outstanding:
Basic	58,594,960	60,774,701	60,774,701
Diluted	58,934,411	66,339,820	66,339,820

Notes:

(1) The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.5063 to US$1.00 on December 29, 2017 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

(2) Includes share-based compensation expense of RMB3,518 and RMB3,639 (US$559) for the three months ended December 31, 2016 and 2017, respectively.

(3) Includes share-based compensation expense of RMB3,025 and RMB3,128 (US$481) for the three months ended December 31, 2016 and 2017, respectively.

(4) Includes share-based compensation expense of RMB13,604 and RMB14,349 (US$2,205) for the three months ended December 31, 2016 and 2017, respectively.

(5) Diluted earnings per share is calculated in accordance with the "if converted" method. This includes the add-back of interest expense of RMB9,240 (US$1,420), add-back of change in fair value of convertible senior notes of RMB4,765 (US$732), and subtraction of foreign currency translation gain of RMB26,184 (US$4,024) related to the convertible senior notes to the numerator of net income attributable to 51job, and the addition of the maximum number of 4,035,672 potentially converted shares related to the convertible senior notes to the denominator of diluted common shares for the three months ended December 31, 2017. The potential conversion of the convertible senior notes was excluded in the computation of diluted earnings per share for the three months ended December 31, 2016 because the effect would be anti-dilutive.

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2017 Financial Results

March 1, 2018

51job, Inc.

Consolidated Statements of Operations and Comprehensive Income

	For the Year Ended
	December 31, 2016	December 31, 2017	December 31, 2017
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

Revenues:
Online recruitment services	1,547,143	1,871,700	287,675
Other human resource related revenues	825,552	1,009,515	155,160

Total revenues	2,372,695	2,881,215	442,835
Less: Business tax and surcharges	(34,361)	(32,623)	(5,014)

Net revenues	2,338,334	2,848,592	437,821
Cost of services (Note 2)	(663,001)	(763,440)	(117,339)

Gross profit	1,675,333	2,085,152	320,482

Operating expenses:
Sales and marketing (Note 3)	(783,492)	(917,784)	(141,061)
General and administrative (Note 4)	(280,002)	(296,608)	(45,588)

Total operating expenses	(1,063,494)	(1,214,392)	(186,649)

Income from operations	611,839	870,760	133,833

Gain from foreign currency translation	238	3,630	558
Interest and investment income, net	58,933	77,009	11,836
Change in fair value of convertible senior notes	(69,439)	(496,175)	(76,261)
Other income, net	98,315	87,032	13,377

Income before income tax expense	699,886	542,256	83,343
Income tax expense	(134,699)	(169,493)	(26,051)

Net income	565,187	372,763	57,292
Net loss (income) attributable to non-controlling interests	791	(874)	(134)

Net income attributable to 51job, Inc.	565,978	371,889	57,158

Net income	565,187	372,763	57,292
Other comprehensive income	29,860	101,307	15,571

Total comprehensive income	595,047	474,070	72,863

Earnings per share:
Basic	9.74	6.19	0.95
Diluted (Note 5)	9.68	6.08	0.93

Weighted average number of common shares outstanding:
Basic	58,132,976	60,087,306	60,087,306
Diluted	58,474,068	61,150,413	61,150,413

Notes:

(1) The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.5063 to US$1.00 on December 29, 2017 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

(2) Includes share-based compensation expense of RMB14,080 and RMB14,029 (US$2,156) for the year ended December 31, 2016 and 2017, respectively.

(3) Includes share-based compensation expense of RMB12,104 and RMB12,060 (US$1,854) for the year ended December 31, 2016 and 2017, respectively.

(4) Includes share-based compensation expense of RMB59,886 and RMB59,879 (US$9,203) for the year ended December 31, 2016 and 2017, respectively.

(5) Diluted earnings per share is calculated in accordance with the "if converted" method. The potential conversion of the convertible senior notes was excluded in the computation of diluted earnings per share for the year ended December 31, 2016 and 2017 because the effect would be anti-dilutive.

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2017 Financial Results

March 1, 2018

51job, Inc.

Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended
	December 31, 2016	December 31, 2017	December 31, 2017
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

GAAP income before income tax expense	237,948	352,342	54,154
Add back: Share-based compensation	20,147	21,116	3,245
Subtract: Gain from foreign currency translation	(1,564)	(7,675)	(1,180)
Add back: Change in fair value of convertible senior notes	(4,096)	4,765	732
Non-GAAP income before income tax expense	252,435	370,548	56,951

GAAP income tax expense	(34,635)	(46,877)	(7,205)
Tax effect of non-GAAP line items	(30)	(169)	(26)
Non-GAAP income tax expense	(34,665)	(47,046)	(7,231)

Non-GAAP adjusted net income	217,770	323,502	49,720

Non-GAAP adjusted net income attributable to 51job, Inc.	217,888	323,394	49,703

Non-GAAP adjusted earnings per share:
Basic	3.72	5.32	0.82
Diluted (Note 2)	3.61	5.01	0.77

Weighted average number of common shares outstanding:
Basic	58,594,960	60,774,701	60,774,701
Diluted	62,970,083	66,339,820	66,339,820

	For the Year Ended
	December 31, 2016	December 31, 2017	December 31, 2017
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

GAAP income before income tax expense	699,886	542,256	83,343
Add back: Share-based compensation	86,070	85,968	13,213
Subtract: Gain from foreign currency translation	(238)	(3,630)	(558)
Add back: Change in fair value of convertible senior notes	69,439	496,175	76,261
Non-GAAP income before income tax expense	855,157	1,120,769	172,259

GAAP income tax expense	(134,699)	(169,493)	(26,051)
Tax effect of non-GAAP line items	(22)	(101)	(16)
Non-GAAP income tax expense	(134,721)	(169,594)	(26,067)

Non-GAAP adjusted net income	720,436	951,175	146,192

Non-GAAP adjusted net income attributable to 51job, Inc.	721,227	950,301	146,058

Non-GAAP adjusted earnings per share:
Basic	12.41	15.82	2.43
Diluted (Note 3)	12.13	15.16	2.33

Weighted average number of common shares outstanding:
Basic	58,132,976	60,087,306	60,087,306
Diluted	62,509,740	65,186,085	65,186,085

Notes:

(1) The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.5063 to US$1.00 on December 29, 2017 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

(2) Diluted earnings per share is calculated in accordance with the "if converted" method. This includes the add-back of interest expense of RMB9,618 and RMB9,240 (US$1,420) related to the convertible senior notes to the numerator of non-GAAP adjusted net income attributable to 51job for the three months ended December 31, 2016 and 2017, respectively. The maximum number of 4,035,672 potentially converted shares related to the convertible senior notes was added to the denominator of diluted common shares for the three months ended December 31, 2016 and 2017.

(3) Diluted earnings per share is calculated in accordance with the "if converted" method. This includes the add-back of interest expense of RMB37,298 and RMB37,799 (US$5,810) related to the convertible senior notes to the numerator of non-GAAP adjusted net income attributable to 51job for the year ended December 31, 2016 and 2017, respectively. The maximum number of 4,035,672 potentially converted shares related to the convertible senior notes was added to the denominator of diluted common shares for the year ended December 31, 2016 and 2017.

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2017 Financial Results

March 1, 2018

51job, Inc.

Consolidated Balance Sheets

	As of
	December 31, 2016	December 31, 2017	December 31, 2017
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

ASSETS

Current assets:
Cash	1,921,074	2,292,476	352,347
Restricted cash	389	249	38
Short-term investments	4,159,318	4,839,550	743,825
Accounts receivable (net of allowance of RMB6,144
and RMB5,384 as of December 31, 2016 and 2017,
respectively)	111,246	186,861	28,720
Prepayments and other current assets	527,558	562,253	86,417

Total current assets	6,719,585	7,881,389	1,211,347

Non-current assets:
Long-term investments	189,017	433,886	66,687
Property and equipment, net	526,541	497,012	76,389
Goodwill	217,394	927,354	142,532
Intangible assets, net	73,620	153,285	23,559
Other long-term assets	8,988	16,388	2,519
Deferred tax assets, non-current	765	12,912	1,985

Total non-current assets	1,016,325	2,040,837	313,671

Total assets	7,735,910	9,922,226	1,525,018

LIABILITIES, MEZZANINE EQUITY AND EQUITY

Current liabilities:
Accounts payable	32,516	13,912	2,138
Salary and employee related accrual	103,559	134,966	20,744
Taxes payable	155,786	230,734	35,463
Advance from customers	655,416	937,981	144,165
Convertible senior notes, current	1,257,709	—	—
Other payables and accruals	498,036	725,061	111,440

Total current liabilities	2,703,022	2,042,654	313,950

Non-current liabilities:
Deferred tax liabilities, non-current	57,166	120,042	18,450
Convertible senior notes, non-current	—	1,667,967	256,362

Total non-current liabilities	57,166	1,788,009	274,812

Total liabilities	2,760,188	3,830,663	588,762

Mezzanine equity	—	131,388	20,194

Shareholders' equity:
Common shares (US$0.0001 par value: 500,000,000
shares authorized, 60,062,385 and 61,853,004
shares issued and outstanding as of December 31,
2016 and 2017, respectively)	49	50	8
Additional paid-in capital	1,299,350	1,809,732	278,151
Statutory reserves	13,360	13,874	2,132
Accumulated other comprehensive income	32,282	133,589	20,532
Retained earnings	3,622,402	3,993,777	613,832

Total 51job, Inc. shareholders' equity	4,967,443	5,951,022	914,655

Non-controlling interests	8,279	9,153	1,407

Total equity	4,975,722	5,960,175	916,062

Total liabilities, mezzanine equity and equity	7,735,910	9,922,226	1,525,018

* The allocation of acquired assets and liabilities for the Lagou transaction is preliminary and subject to adjustments during the auditing process.

Note (1):  The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.5063 to US$1.00 on December 29, 2017 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

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